					Exhibit 12.1
					1/24/2007
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006

Year ended December 31,
	2002	2003	2004	2005	2006
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$770,194	$782,220	$819,955	$819,515	$875,256
Interest expense, net of amounts capitalized	226,732	215,858	211,373	215,431	254,229
Distributions on mandatorily redeemable preferred securities	24,599	15,255	0	0	0
AFUDC - Debt funds	6,854	6,421	6,856	8,173	7,939

Earnings as defined	$1,028,379	$1,019,754	$1,038,184	$1,043,119	$1,137,424

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$208,148	$183,953	$173,226	$186,542	$231,060
Interest on affiliated loans	845	274	16,479	16,563	16,764
Interest on interim obligations	1,160	388	465	1,063	1,873
Amort of debt disc, premium and expense, net	12,857	15,671	14,793	14,559	12,987
Other interest charges	10,577	21,993	13,266	4,877	(514)
Distributions on mandatorily redeemable preferred securities	24,599	15,255	0	0	0

Fixed charges as defined	$258,186	$237,534	$218,229	$223,604	$262,170

RATIO OF EARNINGS TO FIXED CHARGES	3.98	4.29	4.76	4.67	4.34